

07004071


RECEIVED
FEB 28 2007
WASH. D.C.
152
SECTION

SECURI[illegible] [illegible]SSION
Washington D.C. 20549

A3 3/15

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 24674

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **W&S Brokerage Services, Inc.**

OFFICIAL USE ONLY
31-08465676
Firm I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (DO NOT USE P.O. Box No.)

400 Broadway - 4th Floor
(No. and Street)

Cincinnati	**OH**	**45202**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Terrie A. Wiedenheft (513)- 362- 8242
(Area Code – Telephone Number)

B. ACCOUNT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

1900 Scripps Center
312 Walnut Street Cincinnati OH 45202

CHECK ONE:

- ☒ Certified Public Account
- ☐ Public Account
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 19 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public account must be supported by a statement of facts and circumstanced relied on as the basis for the exemption. See Section 240.17a-5(e) (2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/17

OATH OR AFFIRMATION

I, Terrie A. Wiedenheft, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

W&S Brokerage Services, Inc., as

of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Sr VP & Chief Financial Officer

Title

BRENDA L. FEIGE
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES 02-25-08

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of *Income (Loss)*
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant of Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

W & S Brokerage Services

Financial Statements and Supplementary Information

Year ended December 31, 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

Phone: (513) 612-1400
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
W & S Brokerage Services

We have audited the accompanying statement of financial condition of W & S Brokerage Services (formerly Fort Washington Brokerage Services), an indirect wholly-owned subsidiary of Western and Southern Life Insurance Company, as of December 31, 2006, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W & S Brokerage Services at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Ernst + Young LLP

February 26, 2007

W & S Brokerage Services

Statement of Financial Condition

December 31, 2006

Assets	
Cash and cash equivalents (including investments in affiliated mutual funds of $407,787)	$ 722,637
Affiliated accounts receivable	174,754
Unaffiliated accounts receivable	38,085
Federal income tax receivable from affiliate	23,237
Deferred income tax asset	47,492
Prepaid expenses	88,041
Total assets	$ 1,094,246
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable and accrued expenses	$ 187,965
Payable to related parties	60,076
Total liabilities	248,041
Stockholder's equity:	
Common stock, no par value, 500 shares authorized; 150 shares issued and outstanding	10,000
Additional paid-in capital	2,194,296
Accumulated deficit	(1,358,091)
Total stockholder's equity	846,205
Total liabilities and stockholder's equity	$ 1,094,246

See accompanying notes.

W & S Brokerage Services

Statement of Operations

Year ended December 31, 2006

Revenue	
Commissions	$ 1,190,872
Interest and dividends	16,386
Other income	4,250
Total revenue	1,211,508
Expenses	
Commissions	606,105
Shared services	259,685
Selling, general and administrative	324,181
Employee compensation and benefits	510,957
Professional fees	16,440
Occupancy	5,964
Total expenses	1,723,332
Loss before income tax benefit	(511,824)
Income tax benefit	
Current income tax benefit	(180,397)
Deferred income tax expense	2,759
Total income tax benefit	(177,638)
Net loss	$ (334,186)

See accompanying notes.

W & S Brokerage Services

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2006

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2006	$ 10,000	$ 2,194,296	$ (1,023,905)	$ 1,180,391
Net loss	-	-	(334,186)	(334,186)
Balance at December 31, 2006	$ 10,000	$ 2,194,296	$ (1,358,091)	$ 846,205

See accompanying notes.

W & S Brokerage Services

Statement of Cash Flows

Year ended December 31, 2006

Cash flows from operating activities	
Net loss	$ (334,186)
Adjustments to reconcile net loss to net cash used in operating activities:	
Deferred income tax expense	2,759
Changes in operating assets and liabilities:	
Affiliated accounts receivable	(24,809)
Unaffiliated accounts receivable	(25,601)
Federal income tax receivable from affiliate	(17,597)
Prepaid expenses	(26,534)
Accounts payable and accrued expenses	41,519
Payable to related parties	20,476
Net cash used in operating activities	(363,973)
Net decrease in cash and cash equivalents	(363,973)
Cash and cash equivalents at beginning of year	1,086,610
Cash and cash equivalents at end of year	$ 722,637

See accompanying notes.

W & S Brokerage Services

Notes to Financial Statements

December 31, 2006

1. Organization and Nature of Business

W & S Brokerage Services (the Company), previously known as Fort Washington Brokerage Services, is a wholly-owned subsidiary of Western-Southern Life Assurance Company (WSLAC), which is a wholly-owned subsidiary of Western and Southern Life Insurance Company (WSLIC). 100% of the Company's revenues are generated through affiliated transactions. The Company is an Ohio corporation and a registered securities broker-dealer under the examining authority of the National Association of Securities Dealers, Inc.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly-liquid investments with a maturity of three months or less at the date of purchase, including investments in money market funds.

Commission Income

Commission income is recognized for distribution related services when investment contracts are executed and recognized on securities transactions based on the trade date.

Income Taxes

The Company is included in the consolidated federal income tax return with WSLIC. Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, requires a systematic and rational allocation of tax expense to members of the consolidated group. Accordingly, the Company records a provision for income taxes under the separate return method as permitted under SFAS No. 109. The benefit from losses of the Company is available to offset income of others within the consolidated group or the Company's future taxable income within the period of limitations, in accordance with the Company's tax sharing agreement.

The net deferred income tax asset recorded at December 31, 2006 is $47,492, primarily attributable to a net operating loss carryforward from tax year 2006 that expires in 2026. Differences between the effective tax rate and the federal income tax rate are due to adjustments for meals and entertainment. The Company received $162,800 for income tax reimbursements in the current year. The amount of taxes currently receivable from WSLIC as of December 31, 2006 was $23,237.

2. Significant Accounting Policies (continued)

Software Licensing Fees

Software licensing (fully amortized at December 31, 2006) fees were recorded at cost and are amortized on a straight-line basis, using an estimated useful life of three years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

Investments held in affiliated mutual funds totaled $407,787 as of December 31, 2006. Dividend income generated on these investments totaled $16,386 for the year ended December 31, 2006.

The Company shares common facilities, equipment, personnel and administrative services with affiliated entities. The Company reimburses such entities for the use of facilities, equipment, personnel and services based generally on office space utilized, direct payroll costs incurred and out-of-pocket expenses. The Company incurred expenses of $259,685 for the use of facilities and services provided by affiliates for the year ended December 31, 2006.

The Company participates in a management service arrangement with WSLAC. Under the agreement, the Company receives cash for the services provided, however, the cash received is recorded as contributed capital. There were no such services received during the year ended December 31, 2006.

4. Pension Plans

The eligible full-time employees of the Company are covered under the Western-Southern Affiliated Company Employee Retirement 401(k) Savings Plan (the Savings Plan) which is a contributory plan. The Savings Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Contributions by the Company were $2,395 for the year ended December 31, 2006.

4. Pension Plans (continued)

Additionally, eligible employees of the Company are covered under the Western-Southern Affiliated Companies Retirement Plan (the Retirement Plan), which is a defined contribution plan to provide additional income after retirement. Eligible participants include employees of the Company who are over twenty-one years of age and have more than 1,000 hours of service during a twelve-month period. Under the Retirement Plan, each participant is provided with an allocation of the Company's contribution that is determined by an annual resolution of the Board of Directors. The Retirement Plan is subject to provisions of ERISA. Contributions by the Company were $18,148 for the year ended December 31, 2006.

5. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, Rule 15c3-1 (the Rule), which requires that the Company maintain a minimum net capital level of the greater of $250,000 or 6 2/3% of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, as those terms are defined by the Rule. At December 31, 2006, the Company's net capital, as defined, was $466,440 which was $216,440 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was .53 to 1.

6. Contingencies

The Company is involved in various legal and regulatory matters arising in the normal course of business. Management of the Company believes that the resolution of these matters will not result in any material adverse impact on the financial position and operations for the Company.

Supplementary Information

W & S Brokerage Services

Schedule I - Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2006

Computation of net capital		
1	Stockholder's equity	$ 846,205
	Less non-allowable assets:	
2	Receivables and deferred income tax asset	283,568
3	Prepaid assets	88,041
4	Haircuts on securities held	8,156
5	Net capital	$ 466,440
Computation of aggregate indebtedness		
6	Total aggregate indebtedness liabilities from statement of financial condition	$ 248,041
7	Add drafts for immediate credit	-
8	Deduct adjustment based on Special Reserve Accounts (15c3-1) (c) (1) (VII)	-
9	Total aggregate indebtedness	$ 248,041
Computation of basic net capital requirement		
10	Minimum net capital required (6 2/3% of line 9)	$ 16,537
11	Minimum net capital required of reporting broker	250,000
12	Net capital requirement (greater of line 10 or 11)	250,000
13	Excess net capital (line 5 less line 12)	216,440
14	Excess net capital at 1000% (line 5 less 10% of line 9)	441,636
Computation of aggregate indebtedness to net capital		
15	Percentage of aggregate indebtedness to net capital (line 9/line 5)	53%

There were no material differences between the Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2006 FOCUS filing

W & S Brokerage Services

Schedule II - Statement Regarding Rule 15c3-3

December 31, 2006

The Company carries no customer accounts and promptly transmits all customer funds and securities to its clearing brokers. Accordingly, the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.

ERNST & YOUNG

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

Phone: (513) 612-1400
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

The Board of Directors
W & S Brokerage Services

In planning and performing our audit of the financial statements of W & S Brokerage Services (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 26, 2007

Ernst + Young LLP

END